

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 9/1/2024 (MM/DD/YY) AND ENDING 8/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lampert Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Third Avenue, Suite 1403
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nelson Ng	347-614-4709	nng@lampertca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Inc.
(Name – if individual, state last, first, and middle name)

3111 N. University Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson Ng, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat Notary Certificate (Only for use in AR, AZ, CO, CT, DC, DE, GA, ID, IA, IL, KS, KY, MA, MD, ME, MN, MO, MT, NH, NJ, NM, NY, NV, NC, OH, OK, OR, PA, RI, SC, TX, UT, VA, WA)

Document Name: Annual Reports Form X 17 A-5 Part III

STATE OF NY
COUNTY OF Kings
(County where notarization occurred)

Subscribed and sworn before me on 18 day of November, 2025, by Nelson NG (name(s) of signer(s)), who personally appeared before me and (is personally known to me or whose identity was proved on the basis of satisfactory evidence) to be the person whose name is subscribed to in this document.

HUIQING WENG
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
01WE0037512
MY COMMISSION EXPIRES 05/16/2029

(Signature of notary public)

Huiqing Weng, Notary Public
(Name of notary public)

My commission expires: 5/16/29

Official Seal

Personally known _______ OR
Produced identification X Type of identification produced: NYSDL

00-74-0509NSBW 12-2020

LAMPERT CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of **Lampert Capital Markets, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Lampert Capital Markets, Inc.** as of August 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of **Lampert Capital Markets, Inc.** as of August 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Lampert Capital Markets, Inc.**'s management. Our responsibility is to express an opinion on **Lampert Capital Markets, Inc.**'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Lampert Capital Markets, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as **Lampert Capital Markets, Inc.'s** auditor since 2012.

Assurance Dimensions

Coral Springs, Florida
November 18, 2025


ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2025

ASSETS

Cash	$	18,401
Due from clearing broker		151,774
Prepaid expenses and other assets		6,989
Right of use asset		180,473
Total assets	$	357,637

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	58,888
Commissions payable		29,712
Lease liability		180,473
Other		6,000
Total liabilities		275,073

Commitments and contingencies (Note 12)

Shareholders' equity:

Common stock, $0.0001 par value; 300,000 authorized	
217,382 shares issued and outstanding	22
Additional paid-in capital	4,272,759
Accumulated deficit	(4,190,217)
Total shareholders' equity	82,564
Total liabilities and shareholders' equity	$ 357,637

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2025

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

All customer accounts are held by the clearing broker Wedbush Securities, Inc. which clears the firm's transactions. During fiscal 2024 year, the authorized number of shares was increased to 300,000 shares.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended August 31, 2025.

Revenue Recognition
The Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Revenues are not concentrated in any particular region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment, allowances for receivables and deferred tax asset valuation allowance.

Income Taxes
During the year, the Company implemented the Code, *Accounting for Uncertainty in Income Taxes*. The Code clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with the Code, *Accounting for Income Taxes*. The Code prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. The Code also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying amounts reported in the balance sheet for cash, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements
The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

NOTE 3 – LEASES

In September 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space is leased month-to-month under an expense sharing agreement with Lampert Advisors. which was currently $5,000 per month as of the fiscal year end. During the year the company moved offices which resulted in a reduction of rent from $15,000 to $5,000. Under the terms of the expense sharing agreement, rent can also be forgiven from time-to-time. As a result of the adoption of the new lease accounting guidance, the Company recognized on June 1, 2023 (a) a lease liability of $180,473, which represents the present value of the payments of $285,000, discounted using the Company's incremental borrowing rate of 12.00%, and (b) a right-of-use asset of $180,473. The current lease expires in May 2029.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of August 31, 2025:

Year	Office Lease
2025	60,000
2026	60,000
2027	60,000
2028	60,000
2029	45,000
Total lease payments	$285,000
Less: Interest	(104,527)
Present Value of lease payments	$180,473

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2025, the Company had net capital of $75,575 which was $69,268 in excess of its required net capital of $6,307. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.2 to 1.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2025

NOTE 5 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSIT

,
The Company clears all of its customer securities transactions through Wedbush Securities, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

At August 31, 2025 the Company has a $151,774 receivable due from Wedbush Securities, Inc. including a clearing deposit of $109,301 as required by the organization.

NOTE 6 – DUE FROM OTHERS, NET

From time to time, the Company receives fees and commissions from other broker dealers in connection with its brokerage operations. As at August 31, 2025, the Company had net receivables of $0.

NOTE 7 – LOANS RECEIVABLE

At August 31, 2025, the Company has loans receivable, which comprised primarily of loans to employees. The Company has recorded an allowance for doubtful accounts for the full balance of $108,741 for those former employees who are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables.

NOTE 8 – PREPAID EXPENSES AND OTHER ASSETS

At August 31, 2025, the Company had prepaid expenses of $4,547 and a receivable of $2,442 due from Lampert Advisors.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits of $250,000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal.

NOTE 10 – RELATED PARTY TRANSACTIONS

On January 1, 2013 the Company entered into a rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is currently approximately $5,000 which may vary from time to time. Additionally from time to time, Lampert Advisors, LLC has adjusted or forgiven rent expense for the year at its discretion. In fiscal 2025, rent expense was $60,000, pursuant to the expense sharing agreement of which $60,000 was forgiven and recorded as APIC.

During the fiscal year, the Company issued a total of 8,320 additional shares to its majority shareholder. Of that, the Company issued 3,520 shares for $44,000 in cash, with the balance attributable to the forgiveness of rent.

The Company also receives from time-to-time revenues from the activities of Lampert Advisors as they relate to investment banking services provided by them. In 2025, the Company did not receive any such revenues.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2025

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company received a PPP loan in the amount of $47,744 in 2020, the proceeds of which were used for payroll and other allowable expenses, of which $41,744 was forgiven in June 2021 and of which $6,000 remains presented as other payable.

The Company commenced a FINRA audit in September 2024. The FINRA audit was concluded in August 2024 and resulted in the firm updating its WSP to better reflect the ongoing activities of the firm, clarification of the methodologies of the expense sharing arrangement between the broker dealer and its parents and the implementation of improved compliance procedures.

The New York State Department of Labor (DOL) initiated collection efforts regarding a claim that all the Firm's independent contractors from 2016-2018 should be treated as employees for the purpose of Unemployment Insurance assessments. The Firm has requested and the Attorney General has agreed to grant a hearing regarding our efforts to overturn the DOL's findings. The Company believes that we have meritorious defenses that will result in the reduction and/or elimination of the assessments and associated interest and penalties.

NOTE 12 – SHAREHOLDERS' EQUITY

During the fiscal year, the Company issued 8,400 additional shares to its majority shareholder. Of that, during this fiscal year, the Company issued 3,520 shares for $44,000 in cash, with the balance attributable to the forgiveness of rent.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had taxable loss of approximately $104,107 for its year ended August 31, 2025. No provision or benefit for federal or state income taxes has been reflected for the year ended August 31, 2025, since the Company reported a loss and has established a valuation allowance against the total net deferred tax asset.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2025:

	2025
Federal Tax Rate	21.00%
State tax rate, net of federal effect	5.14%
Change in valuation allowance	(26.14%)
Effective Tax Rate	-%

The Company has fully reserved the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate taxable income in the future and realize the tax benefits. The change in federal tax rate increased the valuation allowance by $23,334 for the year August 31, 2025.

Significant components of the Company's deferred tax assets and deferred tax liabilities as of August 31, are as follows:

	August 31, 2025
Deferred tax assets:	
Net operating loss carried forward	$ 527,542
Cash to accrual adjustment for deferred tax assets	41,493
	569,035
Deferred tax liabilities:	
Cash to accrual adjustment for deferred tax liabilities	(23,156)
Net Deferred Tax Assets	545,879
Less Valuation Allowance	(545,879)
	$ -

NOTE 13 – INCOME TAXES (continued)

At August 31, 2025 the Company had approximately $2,512,104 in tax net operating loss carry forwards available to offset future taxable income. Of these losses, for tax years from 2018 and prior, $314,865 will expire through tax years ending August 31, 2041, with the balance expiring indefinitely. The availability and use of these losses is limited due to change in ownership in accordance with IRC Section 382. As of August 31, 2025, tax years ending August 31, 2023, 2024 and 2025 were still open for examination under the statute of limitations.

The tax information as of and for the year ended August 31, 2025, is based on management's preliminary tax analysis prior to completion of the 2025 income tax return.

NOTE 14 - LIQUIDITY

The Company had a net loss of $82,575 for the year ended August 31, 2025, which resulted in shareholders' equity of $82,564 at that date. In addition, the Company had negative cash flow from operations of $109 for the year.

Management's plans to address this situation include reducing expenses through more efficient operations. In addition, the Company's shareholder has the ability and intent to make capital contributions, as necessary, to continue the Company's operations.

NOTE 15 – SEGMENT REPORTING
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, primarily comprised of commissions from generated from sales of securities and investment banking capital markets related activities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2025 and through to November 18, 2025 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements.